UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

GENON ENERGY, INC.
(Name of Applicant)*

1601 Bryan Street, Suite 2200,

Dallas, Texas 75201

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Senior Secured Second Lien Notes Due 2023	Up to $400,000,000 aggregate principal amount

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Third Amended Joint Chapter 11 Plan of Reorganization of GenOn Energy, Inc. and its Debtor Affiliates (as amended or supplemented, the “Plan of Reorganization”).

Mark A. McFarland
President and Chief Executive Officer

GenOn Energy, Inc.

1601 Bryan Street, Suite 2200,

Dallas, Texas 75201
(Name and Address of Agent for Service)

Copies to:
Gerald T. Nowak
Paul D. Zier
Kirkland & Ellis LLP
300 N. LaSalle
Chicago, Illinois 60654
(312) 862-2000

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

* The Co-Applicants listed on the following page are also included in this Form T-3 as Applicants.

On the Effective Date, GenOn Energy, Inc. (“GenOn”) will be the issuer of the Senior Secured Second Lien Notes Due 2023 (the “Notes”). The following direct and indirect subsidiaries of GenOn are expected to be guarantors (the “Expected Subsidiary Guarantors” and, together with GenOn, the “Applicants”) of the Notes as of the Effective Date and are co-applicants on this Form T-3. Immediately after the initial issuance of the Notes by GenOn, a newly formed Delaware limited liability company (“Purchaser”) will assume the indebtedness represented by the Notes and all obligations thereunder and will be the issuer along with a Co-Issuer (defined below).

Table of Co-Applicants

Name of Expected Subsidiary Guarantors

GenOn Americas Generation, LLC

GenOn Asset Management, LLC

GenOn Energy Holdings, Inc.

GenOn Energy Management, LLC

GenOn Energy Services, LLC

GenOn Mid-Atlantic Development, LLC

GenOn Northeast Management Company

GenOn Power Operating Services Midwest, Inc.

GenOn REMA Services, Inc.

Hudson Valley Gas Corporation

NRG Americas, Inc.

NRG Bowline LLC

NRG California North LLC

NRG California South GP LLC

NRG California South LP

NRG Canal LLC

NRG Clearfield Pipeline Company LLC

NRG Florida GP, LLC

NRG Florida LP

NRG Lovett LLC

NRG New York LLC

NRG North America LLC

NRG Northeast Generation, Inc.

NRG Northeast Holdings, Inc.

NRG Potrero LLC

NRG Power Generation Assets LLC

NRG Power Generation LLC

NRG Power Midwest GP LLC

NRG Power Midwest LP

NRG REMA LLC

RRI Energy Communications, Inc.

RRI Energy Services, LLC

GENERAL

1.                                      General Information.

The form of organization of and the state or other sovereign power under the laws of which each Applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
GenOn Energy, Inc.	Corporation (1)	Delaware
GenOn Americas Generation, LLC	Limited liability company	Delaware
GenOn Asset Management, LLC	Limited liability company	Delaware
GenOn Energy Holdings, Inc.	Corporation	Delaware
GenOn Energy Management, LLC	Limited liability company	Delaware
GenOn Energy Services, LLC	Limited liability company	Delaware
GenOn Mid-Atlantic Development, LLC	Limited liability company	Delaware
GenOn Northeast Management Company	Corporation	Pennsylvania
GenOn Power Operating Services Midwest, Inc.	Corporation	Delaware
GenOn REMA Services, Inc.	Corporation	Delaware
Hudson Valley Gas Corporation	Corporation	New York
NRG Americas, Inc.	Corporation	Delaware
NRG Bowline LLC	Limited liability company	Delaware
NRG California North LLC	Limited liability company	Delaware
NRG California South GP LLC	Limited liability company	Delaware
NRG California South LP	Limited Partnership	Delaware
NRG Canal LLC	Limited liability company	Delaware
NRG Clearfield Pipeline Company LLC	Limited liability company	Delaware
NRG Florida GP, LLC	Limited liability company	Delaware
NRG Florida LP	Limited Partnership	Delaware
NRG Lovett LLC	Limited liability company	Delaware
NRG New York LLC	Limited liability company	Delaware
NRG North America LLC	Limited liability company	Delaware
NRG Northeast Generation, Inc.	Corporation	Delaware
NRG Northeast Holdings, Inc.	Corporation	Delaware
NRG Potrero LLC	Limited liability company	Delaware
NRG Power Generation Assets LLC	Limited liability company	Delaware
NRG Power Generation LLC	Limited liability company	Delaware
NRG Power Midwest GP LLC	Limited liability company	Delaware
NRG Power Midwest LP	Limited Partnership	Delaware
NRG REMA LLC	Limited liability company	Delaware
RRI Energy Communications, Inc.	Corporation	Delaware
RRI Energy Services, LLC	Limited liability company	Delaware

Note that certain of the corporations listed above will be converted to limited liability companies following or in connection with the Effective Date.

(1)                     It is anticipated that on the Effective Date, after GenOn has issued the Notes and transferred all such indebtedness represented by the Notes and the obligations thereunder to Purchaser, GenOn will be liquidated. See Section 3(b) hereto for further detail.

2.                                      Securities Act Exemption Applicable.

The Applicants expect that their Plan of Reorganization, as amended and supplemented to date (the “Plan of Reorganization”) will be supplemented and modified to an provide for an issuance of an aggregate principal amount of up to $400.0 million of Notes to holders of certain Allowed Claims and Allowed Interests (each as defined in the Plan of Reorganization, and collectively referred to as the “Claims”) on the Effective Date pursuant to the terms and conditions of the Plan of Reorganization. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which will be filed by amendment as Exhibit T3C to this application. Copies of the Plan of Reorganization and Disclosure Statement, as amended and supplemented to date are included as Exhibits T3E-1 and T3E-2, respectively, to this application.

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the “Securities Act”), and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the offer of the Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of the Claims for Notes, together with certain other consideration, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

AFFILIATIONS

3.                                      Affiliates.

(a)                                 The following diagram indicates the relationship of the Applicants to each of their respective affiliates as of the date of this application. Solid connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(1)         For a list of the subsidiaries of NRG Energy, Inc. (“NRG”), see Exhibit 99.1 hereto, which is incorporated herein by reference. The subsidiaries of NRG are affiliates of the Applicants as of the date of this Form T-3 due to their common control under NRG, as the ultimate parent company.

(2)         For a list of the subsidiaries of GenOn, see Exhibit 99.2 hereto, which is incorporated herein by reference.

(b)                                 The following diagram indicates the expected relationship of the Applicants to each of their respective affiliates as of the Effective Date. All of the entities appearing below are expected to exist as of the Effective Date. Solid connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(1)         Prior to the Effective Date, a newly formed Delaware grandparent entity (“Grandparent”), Purchaser, a newly formed Delaware intermediate holding company (“Intermediate Holdco”) and another holding company (“Holdco”) will be formed by the GenOn creditors to acquire all of GenOn’s direct subsidiaries and non-stock assets. On the Effective Date, Grandparent, Intermediate HoldCo, and Purchaser will collectively constitute the reorganized GenOn Energy, Inc. (“Reorganized GenOn”).

(2)         After the Effective Date, the former GenOn creditors will own 100% of the Class A Stock and the Class B Stock of Grandparent.

(3)         On the Effective Date, the Notes will be issued by GenOn. Immediately after the initial issuance of the Notes by GenOn, Purchaser will assume the indebtedness represented by the Notes and all obligations thereunder and will be the issuer along with newly formed Delaware corporation established with the sole purpose of being the co-issuer of the notes (the “Co-Issuer”) in the exit financing and immediately thereafter such indebtedness represented by the Notes and the obligations thereunder will be assumed by Purchaser such that Purchaser and the Co-Issuer will be the obligors on the Notes and not GenOn, which will be liquidated on the Effective Date.

(4)         It is anticipated that upon the consummation of the Plan of Reorganization the subsidiaries of GenOn will continue to be subsidiaries of Reorganized GenOn, except for certain dormant subsidiaries that will be eliminated.

(c)                                  Certain directors and executive officers of the Applicants may be deemed their “affiliates” by virtue of their respective positions in each entity. See Item 4, “Directors and Executive Officers.”

(d)                                 Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.                                      Directors and Executive Officers.

(a)                                 Directors and Executive Officers of GenOn. As of the date of this application, the executive officers and directors of GenOn are as set forth below. The mailing address and telephone number of each of them is c/o GenOn Energy, Inc., 1601 Bryan Street, Suite 2200, Dallas, Texas 75201; telephone number (214) 432-2767.

Name	Position
Frederic F. Brace	Director
John Chillemi	Director
Jonathan Foster	Director
Gaetan Frotte	Director
Judith Lagano	Director
Glen Mackey	Director
Mark A. McFarland	Director, President and Chief Executive Officer
Jay A. Bys	Chief Commercial Officer
Mark Gouveia	Senior Vice President, Operations
Scott E. Leonard	Chief Restructuring Officer and Executive Vice President, Finance
Daniel D. McDevitt	General Counsel

It is expected that as of the Effective Date, certain directors and executive officers of Reorganized GenOn will be:

Name	Position
Mark A. McFarland	Director
David Freysinger	Director and Chief Executive Officer
David Geenberg	Director
Ari Barzideh	Director
Philip E. Brown	Director
Alejandro Mazier	Director
Darren Olagues	Chief Financial Officer
Daniel D. McDevitt	General Counsel

At this time, the names of the other directors, if any, and any additional executive officers of Reorganized GenOn following the Effective Date are not known.

(b)                                 Directors and Executive Officers of the Expected Subsidiary Guarantors. As of the date of this application, the executive officers and directors, managers or managing members, as applicable, of the Expected Subsidiary Guarantors are set forth on Exhibit 99.3 hereto, which is incorporated herein by reference. The mailing address and telephone number of each of them is c/o GenOn Energy, Inc., 1601 Bryan Street, Suite 2200, Dallas, Texas 75201; telephone number (214) 432-2767.

5.                                      Principal Owners of Voting Securities.

(a)                                 As of November 1, 2018, NRG owned the one outstanding share of common stock of GenOn, representing 100% of GenOn’s voting securities. The mailing address and telephone number of NRG is 804 Carnegie Center, Princeton, New Jersey 08540; telephone number (609) 524-4500.  As of the date of this application, no other person owned more than 10% of the voting securities of GenOn.

It is anticipated that, as of the Effective Date, the entities constituting Reorganized GenOn will be independent standalone entities from NRG.

(b)                                 As of November 1, 2018, the ownership of voting securities of each of the Expected Subsidiary Guarantors is set forth in Exhibit 99.4 hereto, which is incorporated herein by reference.

It is anticipated that, as of the Effective Date, the owners of voting securities of the Expected Subsidiary Guarantors will continue as set forth in Exhibit 99.4 hereto, which is incorporated herein by reference.

UNDERWRITERS

6.                                      Underwriters.

(a)                                 In May 2017, Goldman Sachs & Co. LLC (200 West Street, New York, New York 10282) was the underwriter of $550,000,000 of 10.500% Senior Secured First Lien Notes due 2022, issued by a remote special purpose limited liability company (the “SPV Issuer”) into an escrow account controlled by GenOn and the SPV Issuer. GenOn was to merge with the SPV Issuer and assume the obligation for the notes, but when GenOn filed its voluntary bankruptcy petition on June 14, 2017, the funds held in the escrow account were released to the holders of the notes, which were simultaneously redeemed.

(b)                                 No person is acting as a principal underwriter of the Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.                                      Capitalization.

(a)                                 The following table sets forth information with respect to each authorized class of securities of GenOn as of November 1, 2018:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.001 per share	1	1
7.875% Senior Notes due 2017	N/A	$691,000,000
9.500% Senior Notes due 2018	N/A	$649,000,000
9.875% Senior Notes due 2020	N/A	$490,000,000

The holder of common stock of GenOn has one vote on all matters to be voted upon by stockholders with no cumulative voting rights. Holders of the series of notes of GenOn listed above have the voting rights with respect to the respective series of notes set forth under the respective indenture.

At this time, it is not possible to provide the amount of Reorganized GenOn’s common stock interests authorized and outstanding following the Effective Date. It is anticipated that, as of the Effective Date, Reorganized GenOn will have issued the Notes.

(b)                                 The information with respect to each authorized class of securities of the Expected Subsidiary Guarantors as of November 1, 2018 is set forth in the capitalization table attached to this Form T-3 as Exhibit 99.3 hereto, which is incorporated herein by reference.

Except as otherwise set forth in such Expected Subsidiary Guarantor’s governing document, or with respect to Expected Subsidiary Guarantors, which interests are held by a sole member or sole partner, as applicable, holders of membership interests of each Expected Subsidiary Guarantor that is a limited liability company are entitled to one vote per limited liability company interest, holders of limited partnership interests of each Expected Subsidiary Guarantor that is a partnership are entitled to one vote per partnership interest, and holders of common stock of each Expected Subsidiary Guarantor that is a corporation are entitled to one vote per share and vote as a single class.

INDENTURE SECURITIES

8.                                      Analysis of Indenture Provisions.

The Notes will be subject to the Indenture among GenOn (the “Company”), the guarantors named therein, a trustee to be identified by amendment hereof (the “Trustee”) and a collateral agent. The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed by amendment as Exhibit T3C therewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)                                 Events of Default; Withholding of Notice of Default.

The occurrence of any of the following events will constitute an Event of Default under the Indenture:

(i)                                     default for 30 days in the payment when due of interest on the Notes;

(ii)                                  default in the payment when due of the principal of, or premium, if any, on the Notes;

(iii)                               failure by the Company or any Restricted Subsidiaries for 45 days after written notice to the Company by the Trustee or the Holders of at least 25% (with notice to Trustee if sent by Holders) in aggregate principal amount of the Notes then outstanding to comply with any of the agreements in the Indenture;

(iv)                              the acceleration of the maturity of any Indebtedness for money borrowed (other than the notes of such series) by the Company or any of its Restricted Subsidiaries (other than any Excluded Subsidiaries) having an aggregate principal amount outstanding in excess of $[•] million, if such acceleration is not rescinded or annulled, or such indebtedness shall not have been discharged, within 15 days after the date of such acceleration;

(v)                                 failure by the Company or any of its Restricted Subsidiaries (other than any Excluded Subsidiaries) to pay final and non-appealable judgments aggregating in excess of $[•] million, which judgments are not covered by indemnities or third-party insurance, which judgments are not paid, discharged, vacated or stayed for a period of 60 days;

(vi)                              except as permitted by the Indenture, the Subsidiary Guarantee of any Restricted Subsidiary (other than any Excluded Subsidiaries) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of such Guarantor, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, in each case, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture;

(vii)                           with respect to any Collateral, individually or in the aggregate, having a fair market value in excess of $[•] million, any of the Note Security Documents ceases to be in full force and effect, or any of the Note Security Documents ceases to give the holders of the Notes the Liens purported to be created thereby, or any of the Note Security Documents is declared null and void or the Company or any Guarantor denies in writing that it has any further liability under any Note Security Document (in each case other than in accordance with the terms of the Indenture or any of the Note Security Documents);

(viii)                        the Company or any of its Restricted Subsidiaries (other than its Excluded Subsidiaries):

(1)                                 commences a voluntary case;

(2)                                 consents to the entry of an order for relief against it in an involuntary case;

(3)                                 consents to the appointment of a custodian of it or for all or substantially all of its property;

(4)                                 makes a general assignment for the benefit of its creditors, or;

(5)                                 generally is not paying its debts as they become due;

(ix)                              a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1)                                 is for relief against the Company or any of its Restricted Subsidiaries (other than its Excluded Subsidiaries);

(2)                                 appoints a custodian of the Company or any of its Restricted Subsidiaries (other than its Excluded Subsidiaries) for all or substantially all of the property of the Company or any Guarantor; or

(3)                                 orders the liquidation of the Company or any of its Restricted Subsidiaries (other than its Excluded Subsidiaries);

and the order or decree remains unstayed and in effect for 60 consecutive days.

In the case of an Event of Default specified in clause (viii) or (ix) listed above, with respect to the Company or any of its Restricted Subsidiaries (other than any of its Excluded Subsidiaries), all outstanding Notes will become due and payable immediately without further action or notice.  If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.  Upon any such declaration, the Notes shall become due and payable immediately.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes (including in connection with an offer to purchase); provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.  Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Subject to certain limitations, holders of a majority in principal amount of the outstanding Notes of a series may direct the Trustee in its exercise of any power. The Trustee may withhold from holders of Notes of such series notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

If a Default or Event of Default with respect to any Series of Securities occurs and is continuing and if it is known to a Trust Officer of the Trustee, the Trustee will mail to Holders of such Securities a notice of the Default or Event of Default within 90 days after it occurs or, if later, after a Trust Officer has actual knowledge of any Default or Event of Default.  Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on, any Security, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the Securities.

(b)                                 Authentication and Delivery of the Notes; Application of Proceeds.

The Notes to be issued under the Indenture may from time to time be executed on behalf of the Company by manual or facsimile signature by one of its Officers and delivered to the Trustee for authentication and delivery in accordance with the Company’s order and the Indenture. The Trustee shall, upon receipt of a written Authentication Order of the Company signed by at least one Officer, (and other deliverables required under the Indenture), authenticate Securities for original issue under the Indenture. The aggregate principal amount of Securities outstanding at any time may not exceed the aggregate principal amount of Securities authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in the Indenture. The Notes shall be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.  The Trustee may appoint an authenticating agent acceptable to the Company to authenticate

Securities.  An authenticating agent may authenticate Securities whenever the Trustee may do so.  An authenticating agent has the same rights as an Agent to deal with Holders, the Company or an Affiliate of the Company.

The Notes will be issued to holders of Claims. As a result, the Company will not realize any proceeds from such issuance.

(c)                                  Release of Collateral.

Pursuant to Article XI of the Indenture, subject to certain subsections of Section 11.03 of the Indenture, Collateral may be released from the Lien and security interest securing the Notes created by the Note Security Documents at any time or from time to time in accordance with the provisions of the Note Security Documents or as provided in the Indenture and the Collateral Trustee’s Liens may be subordinated, in whole or in part, on any Collateral at any time or from time to time in accordance with the provisions of the Note Security Documents or as provided in the Indenture.

(d)                                 Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder, when (i) either (a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited with the Trustee or Paying Agent and thereafter repaid to the Company, have been delivered to the Trustee for such Notes for cancellation; or (b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the distribution of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (ii) in respect of subclause (b) of clause (i) above, no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; (iii) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture; and (iv) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be. In addition, the Company must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)                                  Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officer’s Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, premium, if any, and interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto. The Company’s fiscal year ends December 31st.

So long as any of the Notes are outstanding, the Company shall deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officer’s Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9.                                      Other Obligors.

As discussed above, GenOn will be the initial issuer of the Notes and immediately after such issuance the indebtedness represented by the Notes and the obligations thereunder will be assumed by Purchaser such that Purchaser will be the obligor on the Notes and not GenOn. As of the date of this application, none of Purchaser, Grandparent and Intermediate HoldCo has been formed. It is expected that this application will be amended once that has occurred.

It is expected that the mailing address of Purchaser, Grandparent and Intermediate HoldCo will be c/o GenOn Energy, Inc., 1601 Bryan Street, Suite 2200, Dallas, Texas 75201.

The address for each of the Expected Subsidiary Guarantors is c/o GenOn Energy, Inc., 1601 Bryan Street, Suite 2200, Dallas, Texas 75201.

Contents of application for qualification.  This application for qualification comprises:

(a)                                 Pages numbered one to 19, consecutively.

(b)                                 The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (to be filed by amendment as Exhibit T3G).

(c)                                  The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, GenOn Energy, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Dallas, and State of Texas, on November 6, 2018.

(SEAL)		GENON ENERGY, INC.

Attest:	/s/ Monica Nguyenduc	By:	/s/ Mark A. McFarland
	Name: Monica Nguyenduc		Name:	Mark A. McFarland
			Title:	President and Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Expected Subsidiary Guarantors have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Dallas, and State of Texas, on November 6, 2018.

(SEAL)		GENON AMERICAS GENERATION, LLC
GENON ASSET MANAGEMENT, LLC
GENON ENERGY HOLDINGS, INC.
GENON ENERGY MANAGEMENT, LLC
GENON ENERGY SERVICES, LLC
Attest:	/s/ Monica Nguyenduc	GENON MID-ATLANTIC DEVELOPMENT, LLC
	Name: Monica Nguyenduc	GENON NORTHEAST MANAGEMENT COMPANY
GENON POWER OPERATING SERVICES MIDWEST, INC.
GENON REMA SERVICES, INC.
HUDSON VALLEY GAS CORPORATION
NRG AMERICAS, INC.
NRG BOWLINE LLC
NRG CALIFORNIA NORTH LLC
NRG CALIFORNIA SOUTH GP LLC
NRG CANAL LLC
NRG CLEARFIELD PIPELINE LLC
NRG FLORIDA GP, LLC
NRG LOVETT LLC
NRG NEW YORK LLC
NRG NORTH AMERICA LLC
NRG NORTHEAST GENERATION, INC.
NRG NORTHEAST HOLDINGS, INC.
NRG POTRERO LLC
NRG POWER GENERATION ASSETS LLC
NRG POWER GENERATION LLC
NRG POWER MIDWEST GP LLC
NRG REMA LLC
RRI ENERGY COMMUNICATIONS, INC.
RRI ENERGY SERVICES, LLC

		By:	/s/ Daniel McDevitt
		Name:	Daniel McDevitt
		Title:	Vice President

NRG CALIFORNIA SOUTH LP

By:	NRG California South GP LLC
General Partner

By:	/s/ Daniel McDevitt
	Name:	Daniel McDevitt
	Title:	Vice President

NRG FLORIDA LP

By:	NRG Florida GP, LLC
General Partner

By:	/s/ Daniel McDevitt
	Name:	Daniel McDevitt
	Title:	Vice President

NRG POWER MIDWEST LP

By:	NRG Power Midwest GP LLC
General Partner

By:	/s/ Daniel McDevitt
	Name:	Daniel McDevitt
	Title:	Vice President

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A-1+	Fourth Amended and Restated Certificate of Incorporation of GenOn Energy, Inc. (incorporated by reference to Exhibit 3.1 to GenOn Energy, Inc.’s Current Report on Form 8-K filed on December 14, 2012)

Exhibit T3A-2+

Certificate of Amendment to Certificate of Formation of GenOn Americas Generation, LLC (f/k/a Mirant Americas Generation, LLC) (incorporated by reference to Exhibit 3.2A1 to GenOn Americas Generation, LLC’s Annual Report on Form 10-K filed March 1, 2011)

Exhibit T3A-3+	Certificate of Amendment to Certificate of Formation of GenOn Asset Management, LLC (f/k/a RRI Energy Asset Management, LLC)

Exhibit T3A-4+	Certificate of Amendment to Amended and Restated Certificate of Incorporation of GenOn Energy Holdings, Inc. (f/k/a Mirant Corporation)

Exhibit T3A-5+	Certificate of Amendment to Certificate of Formation of GenOn Energy Management, LLC (f/k/a Mirant Energy Trading, LLC)

Exhibit T3A-6+	Certificate of Amendment to Certificate of Formation of GenOn Energy Services, LLC (f/k/a RRI Energy Corporate Services, LLC)

Exhibit T3A-7+	Certificate of Amendment to Certificate of Formation of GenOn Mid-Atlantic Development, LLC (f/k/a GenOn PJM Development, LLC)

Exhibit T3A-8+	Certificate of Amendment to Certificate of Incorporation of GenOn Power Operating Services Midwest, Inc. (f/k/a Orion Power Operating Services Midwest, Inc.)

Exhibit T3A-9+	Certificate of Incorporation of Hudson Valley Gas Corporation

Exhibit T3A-10+	Certificate of Amendment to Certificate of Incorporation of NRG Americas, Inc. (f/k/a GenOn Americas, Inc.)

Exhibit T3A-11+	Certificate of Amendment to Certificate of Formation of NRG Bowline LLC (f/k/a GenOn Bowline, LLC)

Exhibit T3A-12+	Certificate of Amendment to Certificate of Formation of NRG California North LLC (f/k/a GenOn California North, LLC)

Exhibit T3A-13+	Certificate of Amendment to Certificate of Formation of NRG California South GP LLC (f/k/a GenOn West GP, LLC)

Exhibit T3A-14+	Amendment to the Certificate of Limited Partnership of NRG California South LP (f/k/a GenOn West, LP)

Exhibit T3A-15+	Certificate of Amendment to Certificate of Formation of NRG Canal LLC (f/k/a GenOn Canal, LLC)

Exhibit T3A-16+	Certificate of Amendment to Certificate of Formation of NRG Florida GP, LLC (f/k/a GenOn Florida GP, LLC)

Exhibit T3A-17+	Amendment to the Certificate of Limited Partnership of NRG Florida LP (f/k/a GenOn Florida, LP)

Exhibit T3A-18+	Certificate of Amendment to Certificate of Formation of NRG Lovett LLC (f/k/a GenOn Lovett, LLC)

Exhibit T3A-19+	Certificate of Amendment to Certificate of Formation of NRG New York LLC (f/k/a GenOn New York, LLC)

Exhibit	Description

Exhibit T3A-20+	Certificate of Amendment to Certificate of Formation of NRG North America LLC (f/k/a GenOn North America, LLC)

Exhibit T3A-21+	Certificate of Amendment to Certificate of Incorporation of NRG Northeast Generation, Inc. (f//k/a GenOn Northeast Generation, Inc.)

Exhibit T3A-22+	Certificate of Amendment to Certificate of Incorporation of NRG Northeast Holdings, Inc. (f//k/a GenOn Northeast Holdings, Inc.)

Exhibit T3A-23+	Certificate of Amendment to Certificate of Formation of NRG Potrero LLC (f/k/a GenOn Potrero, LLC)

Exhibit T3A-24+	Certificate of Amendment to Certificate of Formation of NRG Power Generation Assets LLC (f/k/a GenOn Power Generation Assets LLC)

Exhibit T3A-25+	Certificate of Amendment to Certificate of Formation of NRG Power Generation LLC (f/k/a GenOn Power Generation, LLC)

Exhibit T3A-26+	Certificate of Amendment to Certificate of Formation of NRG Power Midwest GP LLC (f/k/a GenOn Power Midwest GP, LLC)

Exhibit T3A-27+	Amendment to the Certificate of Limited Partnership of NRG Power Midwest LP (f/k/a GenOn Power Midwest, LP)

Exhibit T3A-28+	Certificate of Amendment to Certificate of Incorporation of RRI Energy Communications, Inc. (f/k/a Reliant Energy Communications, Inc.)

Exhibit T3A-29+	Certificate of Formation of RRI Energy Services, LLC

Exhibit T3A-30+	Amended Certificate of Formation of NRG REMA LLC (f/k/a Sithe Pennsylvania Holdings LLC)

Exhibit T3A-31+	Certificate of Formation of NRG Clearfield Pipeline Company LLC

Exhibit T3A-32+	Amended Articles of Incorporation of GenOn Northeast Management Company (f/k/a GPU Generation Corporation)

Exhibit T3A-33+	Amended Certificate of Incorporation of GenOn REMA Services, Inc. (f/k/a Sithe Mid-Atlantic Power Services, Inc.)

Exhibit T3B-1	Ninth Amended and Restated By-Laws of GenOn Energy, Inc. (incorporated by reference to Exhibit 3.2 to GenOn Energy, Inc.’s Annual Report on Form 10-K filed March 30, 2018)

Exhibit T3B-2

Third Amended and Restated Limited Liability Company Agreement for GenOn Americas Generation, LLC (incorporated by reference to Exhibit 3.3 to GenOn Americas Generation, LLC’s Annual Report on Form 10-K filed March 30, 2018)

Exhibit T3B-3	Second Amended and Restated Limited Liability Company Agreement of GenOn Asset Management, LLC

Exhibit T3B-4	Amended and Restated Bylaws of GenOn Energy Holdings, Inc.

Exhibit T3B-5	Second Amended and Restated Limited Liability Company Agreement of GenOn Energy Management, LLC

Exhibit T3B-6	Second Amended and Restated Limited Liability Company Agreement of GenOn Energy Services, LLC

Exhibit T3B-7	Second Amended and Restated Limited Liability Company Agreement of GenOn Mid-Atlantic Development, LLC

Exhibit T3B-8	Third Amended and Restated Bylaws of GenOn Power Operating Services Midwest, Inc.

Exhibit T3B-9	Second Amended and Restated Bylaws of Hudson Valley Gas Corporation

Exhibit	Description

Exhibit T3B-10	Second Amended and Restated Bylaws of NRG Americas, Inc.

Exhibit T3B-11	Second Amended and Restated Limited Liability Company Agreement of NRG Bowline LLC

Exhibit T3B-12	Second Amended and Restated Limited Liability Company Agreement of NRG California North LLC

Exhibit T3B-13	Amended and Restated Limited Liability Company Agreement of NRG California South GP LLC

Exhibit T3B-14	Amended and Restated Agreement of Limited Partnership of NRG California South LP

Exhibit T3B-15	Second Amended and Restated Limited Liability Company Agreement of NRG Canal LLC

Exhibit T3B-16	Amended and Restated Limited Liability Company Agreement of NRG Florida GP, LLC

Exhibit T3B-17	Amended and Restated Agreement of Limited Partnership of NRG Florida LP

Exhibit T3B-18	Second Amended and Restated Limited Liability Company Agreement of NRG Lovett LLC

Exhibit T3B-19	Second Amended and Restated Limited Liability Company Agreement of NRG New York LLC

Exhibit T3B-20	Third Amended and Restated Limited Liability Company Agreement of NRG North America LLC

Exhibit T3B-21	Fourth Amended and Restated Bylaws of NRG Northeast Generation, Inc.

Exhibit T3B-22	Fourth Amended and Restated Bylaws of NRG Northeast Holdings, Inc.

Exhibit T3B-23	Second Amended and Restated Limited Liability Company Agreement of NRG Potrero LLC

Exhibit T3B-24	Amended and Restated Limited Liability Company Agreement of NRG Power Generation Assets LLC

Exhibit T3B-25	Amended and Restated Limited Liability Company Agreement of NRG Power Generation LLC

Exhibit T3B-26	Amended and Restated Limited Liability Company Agreement of NRG Power Midwest GP LLC

Exhibit T3B-27	Third Amended and Restated Agreement of Limited Partnership of NRG Power Midwest LP

Exhibit T3B-28	Third Amended and Restated Bylaws of RRI Energy Communications, Inc.

Exhibit T3B-29	Second Amended and Restated Limited Liability Company Agreement of RRI Energy Services, LLC

Exhibit T3B-30	Amended and Restated Limited Liability Company Agreement of NRG REMA LLC

Exhibit T3B-31	Limited Liability Company Agreement of NRG Clearfield Pipeline Company LLC

Exhibit T3B-32	Fourth Amended and Restated Bylaws of NRG Northeast Management Company

Exhibit T3B-33	Third Amended and Restated Bylaws of GenOn REMA Services, Inc.

Exhibit T3C*	Form of Indenture governing the Notes.

Exhibit T3D	Not applicable.

Exhibit T3E-1+

Disclosure Statement for the Second Amended Joint Chapter 11 Plan of Reorganization of GenOn Energy, Inc. and its Debtor Affiliates, dated October 2, 2017 (incorporated by reference to Exhibit 99.2 to GenOn Energy, Inc.’s Current Report on Form 8-K filed on October 6, 2017).

Exhibit	Description

Exhibit T3E-2+

Third Amended Joint Chapter 11 Plan of Reorganization of GenOn Energy, Inc. and its Debtor Affiliates, dated December 12, 2017 (incorporated by reference to Exhibit 2.1 to GenOn Energy, Inc.’s Current Report on Form 8-K filed on December 15, 2017).

Exhibit T3E-2.1*	Order (I) Modifying (A) the Third Amended Joint Plan of Reorganization of GenOn Energy, Inc. and its Debtor Affiliates and (B) the Cash Incentive Plan, and (II) Granting Related Relief.

Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C).

Exhibit T3G*	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this Form T-3.

Exhibit 99.1+	List of subsidiaries of NRG Energy, Inc.

Exhibit 99.2+	List of subsidiaries of GenOn Energy, Inc.

Exhibit 99.3+	Directors, executive officers and capitalization of the Expected Subsidiary Guarantors.

Exhibit 99.4+	Principal ownership of voting securities of the Expected Subsidiary Guarantors.

*              To be filed by amendment.

+              Previously filed.